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Exhibit (a)(9)

MEMORANDUM TO EMPLOYEES REGARDING CHANGE TO THE OFFER

To:	SimpleTech Employees
From:	Carl Swartz
Date:	December 5, 2001
Subject:	Amendment of Offer to Exchange and Reminder of Expiration Date of the Offer

    This memorandum is to inform you that, at the request of the Securities and Exchange Commission, we have made a few amendments to the Offer to Exchange (the "Offer to Exchange") previously distributed to you in connection with the stock option exchange program. Please be advised that Section 12 of the Offer to Exchange has been amended to state that whether any of our employee directors or officers plan to exchange their options pursuant to the offer will not be known until those employee directors or officers return a Letter of Transmittal.

    In addition, the second paragraph of Section 5 of the Offer to Exchange, the paragraph under question number 28 of the Summary Term Sheet of the Offer to Exchange, and the third paragraph of Section 1 of the Instructions to the Letter of Transmittal, attached to the Schedule TO as Exhibit (a)(2), have been amended to state that unless SimpleTech accepts your tendered options for exchange before the date specified in the Offer to Exchange, as amended, you may withdraw your tendered options at any time thereafter until they are accepted and cancelled.

    This memorandum is also a reminder that the deadline for submitting your Letter of Transmittal to SimpleTech is 9:01 p.m., Pacific Time, on December 19, 2001.

    If you have any questions regarding the amendments mentioned above or the Offer to Exchange, as amended, feel free to contact me at (949) 260-8311 or Diane Drake at (949) 260-8396.

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MEMORANDUM TO EMPLOYEES REGARDING CHANGE TO THE OFFER